As filed with the Securities and Exchange Commission on April 8, 2014

FORM N-18F-1

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

Putnam High Yield Trust

Exact Name of Registrant

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this notification of election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Boston and the state of Massachusetts on the 26th day of March, 2014.

Attest:	PUTNAM HIGH YIELD TRUST
/s/ Michael J. Higgins	By:	/s/ Jonathan S. Horwitz
Name: Michael J. Higgins	Name: Jonathan S. Horwitz
Title: Vice President, Treasurer, and Clerk	Title: Executive Vice President